

Mail Stop 3561

September 12, 2016

Meisong Lai
Chairman and Chief Executive Officer
ZTO Express (Cayman) Inc.
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai, 201708
People's Republic of China

> **Re: ZTO Express (Cayman) Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 29, 2016**
> **CIK No. 0001677250**

Dear Mr. Lai:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

(e) Pro forma Information, page F-60

1. We note your disclosure that pro forma earnings per share for the year ended December 31, 2015 and the six-month period ended June 30, 2016 were not presented because the effect of the conversion of the outstanding series A convertible redeemable preferred shares using a conversion ratio of one for one would have resulted in the pro forma net earnings per

share greater than the historical net earnings per share for the year ended December 31, 2015 and the six-month period ended June 30, 2016. Considering that you have net income in both of these periods and the conversion results in additional shares outstanding, it would appear that pro forma net earnings per share would be less than the historical net earnings per share not greater. Please tell us and clarify in your filing why the conversion of the outstanding series A convertible redeemable preferred shares results in the pro forma net earnings per share greater than the historical net earnings per share for the year ended December 31, 2015 and the six-month period ended June 30, 2016.

You may contact Patrick Kuhn at 202-551-3308 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure